

April 19, 2012

Via E-mail
Mr. C. Robert Campbell
Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th floor
Coral Gables, Florida 33134

     RE: **MasTec, Inc.**
              Form 10-K for the Year ended December 31, 2011
              Filed February 29, 2012
              Response dated April 13, 2012
              File No. 1-8106

Dear Mr. Campbell:

We have reviewed your response letter dated April 13, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2011

Note 15 - Operations by Geographic Areas and Segments, page 93

1. We note your response to comment six in our letter dated March 9, 2012. Please provide us with a comprehensive description of each of your operating segments. Your description should address each of the areas listed in ASC 280-10-50-11. For example, you should tell us the predominant products and services sold by each operating segment, including any differences between the products and services sold by each operating segment. Please also tell us the specific types or classes of customers served by each operating segment, including if there are any specific industries and geographical areas served. Please consider providing us with examples of significant customers in each operating segment.

Mr. C. Robert Campbell
MasTec, Inc.
April 19, 2012
Page 2

2. Please provide us with a revised analysis which also includes Pumpco, MasTec Network Services, Three Phase Line, and GlobeTec. Please reconcile the amounts provided in your revised analysis to the amounts reported on your consolidated statements of operations on page 57.

3. The supplemental information provided indicates that gross margin is the only key metric you use to evaluate the performance of your operating segments. Please confirm or include any other key metrics, such as segment net income, in your analysis as well.

4. The analysis provided for the changes in revenues and gross margins year to year appears to indicate that the financial trends of your operating segments can be sufficiently varied to preclude you from determining that they are all similar. You provide explanations for apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment. Please help us better understand why each of these differences would not be considered an indication of differences in economic characteristics between each operating segment and your basis for concluding that each difference was only temporary.

5. The Advanced Technologies segment appears to consistently have a significantly higher gross margin on both a historical basis as well as in your budget for 2012. Please further advise what consideration you gave to these margins in determining that it had similar economic characteristics.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief